Exhibit 99.2

VOTE ON INTERNET

Go to www.vstocktransfer.com/proxy and log-on using the below control number.

CONTROL #

VOTE BY MAIL

* SPECIMEN * 1 MAIN STREET	Mark, sign and date your proxy card and return it in the envelope we have provided.

ANYWHERE PA 99999-9999	VOTE BY EMAIL

Mark, sign and date your proxy card and
email it to vote@vstocktransfer.com.

VOTE BY FAX

Mark, sign and date your proxy card and fax it to 1-646-536-3179.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held on December 8, 2022, at 10:00 a.m., Beijing Time.

Please Vote, Sign, Date and Return Promptly. All votes must be received by 10:59 a.m., Eastern Time, December 7, 2022 (11:59 p.m., Beijing Time, December 7, 2022).

Annual Meeting Proxy Card - Tantech Holdings Ltd. Common Shares

DETACH PROXY CARD HERE TO VOTE BY MAIL

The Board of Directors recommends A vote “FOR” FOR ALL FOLLOWING PROPOSALS:

(1)	To elect the nominee listed below to hold office until the 2025 Annual Meeting of Shareholders or until his successor is duly elected and qualified.

FOR NOMINEE LISTED BELOW (except as marked to the contrary below)	WITHHOLD AUTHORITY TO VOTE FOR NOMINEE LISTED BELOW

01 Class I: Shudong Wang

(2)	To ratify the appointment of YCM CPA Inc. as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2022.

VOTE FOR	VOTE AGAINST	ABSTAIN

(3)	To transact any other business properly coming before the meeting or any adjournment thereof.

VOTE FOR	VOTE AGAINST	ABSTAIN

Date	Signature

Signature,	if held	jointly

To change the address on your account, please check

the box at right and indicate your new address.

* SPECIMEN *	AC:ACCT9999

TANTECH HOLDINGS LTD.

Annual Meeting of Shareholders

9:00 P.M., Eastern Time, on December 7, 2022

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders

To Be Held on December 8, 2022, at 10:00 A.M., local time

(9:00 P.M., Eastern Time, on December 7, 2022)

The Notice & Proxy Statement and Annual Report on Form 20-F are available at:

http://ir.tantech.cn/proxy-filings

DETACH PROXY CARD HERE TO VOTE BY MAIL

TANTECH HOLDINGS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Shudong Wang or                       , with full power of substitution, as proxy to represent and vote all shares of Common Shares of Tantech Holdings Ltd. (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on December 8, 2022, at 10:00 A.M., local time (9:00 P.M., Eastern Time, on December 7, 2022), at Room 1803, 18F, Dikai Ginza, 29 Jiefang East Road, Jianggan District, Hangzhou City, Zhejiang Province 310016, People’s Republic of China, upon matters set forth in the Notice of 2022 Annual Meeting of Shareholders, a copy of which has been received by the undersigned. Each Common Share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the listed nominees, FOR the ratification of YCM CPA Inc.and, in the case of other matters that legally come before the meeting, as said proxy may deem advisable.

Please check here if you plan to attend the Annual Meeting of Shareholders on December 8, 2022, at 10:00 A.M., local time. ☐

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Tantech Holdings Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address:      ________________________________________

(Continued and to be signed on Reverse Side)